Lightspeed Commerce Responds to Media Reports

MONTREAL, SEPTEMBER 25, 2024 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), today issued the following statement:
While it is the long-standing policy of Lightspeed not to comment on market rumors, the Company notes the recent media reports concerning a potential transaction involving the Company.
Lightspeed periodically undertakes, and is currently conducting, a strategic review of its business and operations with a view to realizing its full potential. In this context, the Company has engaged, and may continue to engage, in discussions relating to a range of potential strategic alternatives.
The Board of Directors of Lightspeed is committed to acting in the best interests of the Company and its stakeholders.
The Company does not intend to issue or disclose developments with respect to any of the above matters except as required under its regulatory obligations.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the Company serves retail, hospitality, and golf businesses in over 100 countries.

Forward-looking Information
This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including information regarding Lightspeed’s review of strategic alternatives, the process relating to such review and potential outcomes thereof. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic and other factors, and there can be no assurance that Lightspeed’s review of strategic alternatives will result in a transaction or that, if undertaken, such transaction would be completed. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Media inquiries: Lightspeed Media Relations - media@lightspeedhq.com;
Investor Relations: Gus Papageorgiou, Lightspeed Investor Relations – investorrelations@lightspeedhq.com